UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURE PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 MIDDLE STREET
(No. and Street)

PORTSMOUTH	NH	03801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD MALLON 603-433-5515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

11015638

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, EDWARD MALLON ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURE PLANNING, INC. , as of DECEMBER 31, , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

LISA A. DUGAN MY COMMISSION EXPIRES JUNE 25, 2013 NOTARY PUBLIC NEW HAMPSHIRE

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURE PLANNING, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Secure Planning, Inc.

We have audited the accompanying statement of financial condition of Secure Planning, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secure Planning, Inc. as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC
Norwood, Massachusetts
January 25, 2011

SECURE PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$	113,712
Receivable from broker-dealers and clearing organizations		20,994
Receivable from non-customers		364,144
Securities owned:		
Available for sale, at market value		14,238
Property and equipment, at cost, less accumulated depreciation of $142,391		97,266
Other assets		65,539
	$	675,893

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Capital lease payable	$	1,832
Accounts payable, accrued expenses and other liabilities		59,555
		61,387
Stockholder's equity:		
Common stock, no par value, authorized 300 shares, 10 shares issued and outstanding		42,000
Unrealized gain on securities available for sale		4,512
Retained earnings		567,994
Total stockholder's equity		614,506
	$	675,893

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2010

Revenues:	
Commissions	$ 1,756,660
Interest and dividends	1,165
Other income	10
	1,757,835
Expenses:	
Employee compensation and benefits	836,242
Communications and data processing	10,030
Interest	547
Occupancy	141,255
Other expenses	694,606
	1,682,680
Net income	75,155
Other comprehensive income	
Unrealized gain	2,146
Comprehensive income	$ 77,301

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2010

	Common Stock	Unrealized Gain (Loss) on Securities Available For Sale	Retained Earnings	Total
Balance at January 1, 2010	$ 42,000	$ 2,366	$ 535,839	$ 580,205
Net income			75,155	75,155
Distributions to shareholder			(43,000)	(43,000)
Change in unrealized gain(loss) on investments available for sale		2,146		2,146
Balance at December 31, 2010	$ 42,000	$ 4,512	$ 567,994	$ 614,506

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows From Operating Activities:	
Net income	$ 75,155
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	14,202
Deferred taxes	2,132
(Increase) decrease in operating assets:	
Decrease in receivable from broker-dealers and clearing organizations	2,244
Increase in receivable from non-customers	(15,870)
Increase in other assets	(945)
(Decrease) increase in operating liabilities:	
Decrease in accounts payable, and accrued expenses	(1,214)
Net cash from operating activities	75,704
Cash Flows From Investing Activities	
None	-
Cash Flows From Financing Activities	
Distributions to shareholder	(43,000)
Payments on capital lease payable	(3,999)
	(46,999)
Increase in cash	28,705
Cash at beginning of the year	85,007
Cash at end of the year	$ 113,712

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 547
Income taxes	$ 1,999

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment, financial planning and advisory services as well as broker-dealer services for it's clients.

Revenue Recognition

The Company's primary source of revenue is derived from fee income based on total assets under management. Fee income on these assets is recorded as revenue in the period it is earned. Customers' securities transactions are recorded on the settlement date basis. The related commission income and expense are also recorded on the settlement date basis.

Marketable Securities

Investments are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2010 there were no securities classified as trading securities.

Investments held longer than one year are classified as available-for-sale. Unrealized holding gains and losses are included in other comprehensive income. For the year ended December 31, 2010 there was an unrealized gain of $ 2,146.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using either the straight line method or accelerated methods over the estimated useful lives of the asset, ranging from 5 to 40 years.

Advertising

Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2010 was $7,418.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company operates as an S Corporation. As such, the Corporation's income or loss and credits are passed through to the stockholder, and reported on his individual income tax returns. The State of New Hampshire does not recognize the Subchapter S provisions of the Internal Revenue Code. Accordingly, the Company pays a Business Profits Tax (BPT) based on its taxable income. New Hampshire also imposes a Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The Company provides for state income taxes at 8.5% of taxable income. If the BET is greater that the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT taxes in 2010.

The State of Colorado recognizes the Subchapter S provision of the Internal Revenue Code. Accordingly, the Company is required to file an information return with Colorado and the stockholder is taxed on his proportionate share of the Company's taxable income earned in that state. The Company has elected to file a composite nonresident income tax return on behalf of the stockholder, and a provision for state income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 the Company had net capital of $83,965 which was $78,965 in excess of its required net capital of $5,000. The Company's net capital ratio was .73 to 1.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Leasehold improvements	$101,417
Furniture and fixtures	138,240
	239,657
Less Accumulated Depreciation	142,391
Property and equipment, net	$ 97,266

Depreciation expense for 2010 was $14,202

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - CONCENTRATIONS

At December 31, 2010, 94% of commissions receivable were due from one company. Approximately 83% of 2010 revenue was earned from this company.

NOTE 6 - EMPLOYEE BENEFITS

The Company has a 401(k) retirement plan covering substantially all employees. Under the plan the Company contributes an amount equal to 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $16,500. The Company also has a profit sharing component under the plan. All profit sharing contributions are at the discretion of management. The Company's total contribution to the plan was $19,831 for the year ended December 31, 2010.

NOTE 7- RELATED PARTY TRANSACTIONS

The Company leases office space in Portsmouth, New Hampshire from its sole stockholder. Under the terms of the lease, the required monthly payment is $5,500. The Company is also responsible for the payment of property taxes, utilities, insurance, maintenance and improvements related to the building. The lease is scheduled to expire in September 2011. Total rent expense paid under this lease for 2010 was $66,000. There are no amounts due to the stockholder at December 31, 2010.

Because this is a related party lease, operating results or financial position of the Company could differ significantly from those that would have been obtained if this was an arms lenth transaction.

NOTE 8 – OPERATING LEASES

The Company entered into a lease in June 2006 for office space in Denver, Colorado. The terms of the lease require monthly payments of $2,285. The Company is also responsible for the payment of property taxes, utilities, insurance, maintenance and improvements related to the building. The lease is scheduled to expire in September 2011. Total rent expense paid for 2010 was $26,372.

The Company also leases a residential condominium in Denver, Colorado. The terms of the lease for 2011 require monthly payments of $840 from January 2011 through March 2011. The Company is also responsible for the payment of property taxes, utilities, insurance, maintenance and improvements related to the condominium. Total rent expense paid under this lease for 2010 was $10,080.

Total future payments on these leases are as follows:

Year ending December 31	Future Minimum Lease Payments
2011	$ 23,086

NOTE 9 – DEFERRED TAXES

The Company has a deferred tax asset which consists of state income tax credits, and contributions carryforward, net of a deferred tax liability for depreciation differences between book methods and state methods. The state income tax credits were generated in the years 2004 through 2008. They are available for carryforward and will expire between 2011 and 2014 if not utilized. No allowance is considered necessary.

NOTE 10- CAPITAL LEASE

The Company acquired equipment under the terms of a capital lease which consisted of the following at December 31, 2010.

Lease payable in monthly installments of $379 including interest at 13.54% through May 2011, secured by equipment	$ 1,832

Future minimum lease payments are as follows for the years ending December 31:

2011	$ 1,832

The equipment is included as a capital asset, and is being depreciated accordingly. Interest expense was $547 for 2010.

SECURE PLANNING, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2010

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Board of Directors of
Secure Planning, Inc.

We have audited the accompanying financial statements of Secure Planning, Inc. for the year ended December 31, 2010, and have issued our report thereon dated January 25, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
January 25, 2011

SCHEDULE I

SECURE PLANNING, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS:		
Capital lease payable	$ 1,832	
Accounts payable and accrued expenses and debt	59,555	
	$ 61,387	
NET CAPITAL:		
Common stock		$ 42,000
Retained earnings		572,506
		$ 614,506
ADJUSTMENTS TO NET CAPITAL:		
Receivable from non-customers		(364,144)
Property and equipment		(97,266)
Other assets		(65,539)
Haircuts and undue concentration		(3,592)
Net Capital, as defined		$ 83,965
NET CAPITAL REQUIREMENT		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 78,965
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.73 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 86,245
Net audit adjustments	(7,632)
Decrease in non-allowables and haircuts	5,352
Net capital per above	$ 83,965

SCHEDULE II

SECURE PLANNING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

Secure Planning, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To The Board of Directors of
Secure Planning, Inc.

In planning and performing our audit of the financial statements of Secure Planning, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 25, 2011

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's
Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Secure Planning, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2010, which were agreed to by Secure Planning, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Secure Planning, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), Secure Planning, Inc.'s management is responsible for the Secure Planning, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2010 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Norwood, Massachusetts
January 25, 2011

SECURE PLANNING, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2010

Payment Date	To Whom Paid	Amount
7/27/2010	SIPC	$ 895.00
2/4/2011	SIPC	$ 2,786.00